Exhibit (a)(1)(J)

June 5, 2013

GEORGIA-PACIFIC EXTENDS TENDER OFFER

FOR ALL SHARES OF BUCKEYE TECHNOLOGIES INC.

ATLANTA – Georgia-Pacific LLC today announced that an entity controlled by Georgia-Pacific, GP Cellulose Group LLC, has extended the expiration of its previously announced tender offer for all of the outstanding shares of common stock of Buckeye Technologies Inc. (NYSE: BKI) at $37.50 per share, net to the holder in cash, to 5:00 p.m., New York City (Eastern) time on Monday, June 17, 2013, unless further extended.

The depositary for the tender offer has advised Georgia-Pacific that approximately 32,095,420 shares have been validly tendered and not properly withdrawn in the offer. This represents approximately 80 percent of the 40,127,758 shares of Buckeye Technologies’ common stock issued and outstanding, on a fully-diluted basis, as of June 4, 2013.

The tender offer and withdrawal rights were previously scheduled to expire at midnight New York City (Eastern) time on June 4, 2013. The tender offer has been extended, in accordance with the terms of the merger agreement entered into with Buckeye Technologies and applicable law, to allow additional time for the satisfaction of the offer conditions related to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required regulatory approvals. Except for the extension of the expiration date for the tender offer, all other terms and conditions of the tender offer remain unchanged.

Headquartered in Atlanta, Georgia-Pacific is one of the world’s leading manufacturers and marketers of building products, tissue, packaging, paper, cellulose and related chemicals. The company employs nearly 35,000 people worldwide. For more information, visit www.gp.com.

NOTICE TO INVESTORS ABOUT THE OFFER: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of Buckeye Technologies’ common stock is being made pursuant to an Offer to Purchase and related materials that GP Cellulose Group filed with the Securities and Exchange Commission (SEC). On May 7, 2013, GP Cellulose Group filed a Tender Offer Statement on Schedule TO with the SEC and Buckeye Technologies filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement (each as amended and supplemented) contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are available to Buckeye Technologies’ stockholders at no expense to them by written request to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, NY 10016, or by calling (212) 929-5500 (collect) or (800) 322-2885 (toll-free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Media Contacts:

Georgia-Pacific

Karen Cole

404-652-4747

Greg Guest

404-652-4721